SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March 2008

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

BVR SYSTEMS (1998) LTD. REPORTS FOURTH QUARTER AND YEAR END

        RESULTS FOR 2007

        Rosh Ha’ayin, Israel – March 6, 2008 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net loss of $2 million or $0.02 per share for the fourth quarter of 2007, compared with a net loss of $0.1 million, or $0.00 per share for the fourth quarter of 2006. Net loss for fiscal year 2007 was $3.9 million or $0.03 per share, compared with a net loss of $2.2 million or $0.02 per share for fiscal year 2006.

        Revenues for the fourth quarter of 2007 were $3.4 million, compared with revenues of $3.7 million for the fourth quarter of 2006. In fiscal year 2007, BVR’s revenues were $13.1 million compared with revenues in fiscal year 2006 of $10.1 million.

        Gross loss for the fourth quarter of 2007 was $0.6 million, compared with a gross profit of $1.2 million for the fourth quarter of the previous year. The gross loss for the fourth quarter of 2007 includes an inventory write-off of $0.7 million. For fiscal year 2007, gross profit was $1.7 million compared with a gross profit of $2.2 million for fiscal year 2006.

        Operating loss for the fourth quarter of 2007 was $2.0 million, compared with an operating loss of $35 thousand for the same period last year. Operating loss for fiscal year 2007 was $3.8 million compared with an operating loss of $2.0 million for fiscal year 2006.

        BVR’s order backlog at the end of fiscal year 2007 was approximately $50.9 million.

        The company concluded 2007 with new booked orders in the total value of approximately US $42.0 million. In January 2008 the company announced the award of two new orders in the total value of approximately US $21.6 million.

BVR Systems (1998) Ltd., (OTCBB: BVRSF.OB) is a diversified world leader in advanced defense training and simulation systems. For more information, visit the Company’s web site at http://www.bvrsystems.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reductions in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the Company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:
Ilan Gillies, CEO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheets as of December 31

	2007	2006
	US$ thousands	US$ thousands
	Unaudited	Audited

Assets

Current assets
Cash and cash equivalents	1,520	3,421
Restricted bank deposits	1,328	967
Trade receivables	2,780	4,383
Other receivables and prepaid expenses	313	262
Inventories	1,322	2,021

Total current assets	7,263	11,054

Other non-current assets	2,242	1,155

Fixed assets, net	880	865

Other assets, net	122	219

Total assets	10,507	13,293

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheets as of December 31

	2007	2006
	US$ thousands	US$ thousands
	Unaudited	Audited

Liabilities and Shareholders' equity

Current liabilities
Short-term bank credit and current maturities of long-term bank loans	466	516
Short-term loan	620	120
Trade payables	1,922	1,487
Excess of advances from customers over amounts
recognized as revenue	3,583	2,952
Other payables and accrued expenses	2,167	2,492

Total current liabilities	8,758	7,567

Long-term liabilities
Long-term payable in respect of income tax	-	154
Liability for employee severance benefits, net	189	166

Total long-term liabilities	189	320

Shareholders' equity
Share capital:
Ordinary shares, NIS 1.00 par value
400,000,000 shares authorized,
116,863,757 shares issued, and outstanding
as of December 31, 2007 and 2006	25,861	25,861
Additional paid-in capital	17,010	16,992
Accumulated deficit	(41,311)	(37,447)

Total shareholders' equity	1,560	5,406

Total liabilities and shareholders' equity	10,507	13,293

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Operations

	Year ended December 31		Three months ended December 31
	2007	2006	2007	2006
	US$ thousands	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Audited	Unaudited	Audited

Revenues:
Sales	12,547	9,827	3,344	3,679
Royalties and commissions	559	276	31	64

Total revenues	13,106	10,103	3,375	3,743

Cost of sales	10,719	7,866	3,233	2,578
Inventory write-off	699	-	699	-

Total cost of revenues	11,418	7,866	3,932	2,578

Gross profit	1,688	2,237	(557)	1,165

Operating expenses:
Research and development	959	615	240	158
Selling and marketing	2,232	1,430	602	411
General and administrative	2,343	2,155	651	631

Operating loss	(3,846)	(1,963)	(2,050)	(35)

Financial expenses, net	(18)	(185)	27	(93)

Losses before income taxes	(3,864)	(2,148)	(2,023)	(128)

Tax expenses	-	(75)	-	-

Net loss for the period	(3,864)	(2,223)	(2,023)	(128)

loss per share:

Basic and diluted loss
per share (in US$)	(0.03)	(0.02)	(0.02)	(0.00)

Weighted average number of
ordinary shares (in thousands)
used in calculation of the basic
and diluted loss per share	116,864	112,361	116,864	116,831

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: March 9, 2008